

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Shang-Chiai Kung
President and Chief Executive Officer
Vivic Corp.
187 E. Warm Springs Road, PMB#B450
Las Vegas, NV 89119

> **Re: Vivic Corp.**
> **Form 10-KT for the Transition Period from May 1, 2019 to December 31, 2019**
> **Filed April 2, 2020**
> **Amendment No. 1 to Form 10-KT**
> **Filed May 15, 2020**
> **Amendment No. 2 to Form 10-KT**
> **Filed November 13, 2020**
> **Amendment No. 3 to Form 10-KT**
> **Filed December 7, 2020**
> **File No. 333-219148**

Dear Mr. Kung:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services